November 14, 2007

VIA COURIER AND EDGAR

Mr. Timothy A. Geishecker

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4651

100 F Street, N.E.

Washington, DC 20549

Re:	Standard Pacific Corp.
Definitive	14A
Filed	on March 9, 2007
File	No. 001-10959

Dear Mr. Geishecker:

On behalf of Standard Pacific Corp. (“Standard Pacific”), we hereby submit the following responses to your comment letter dated September 26, 2007, in which you provided comments on Standard Pacific’s definitive proxy statement on Schedule 14A filed with the Commission on March 9, 2007 (the “Proxy Statement”). Our responses are identified according to the numbers of your comment letter. References in the responses to “Company”, “we” and “our” are to Standard Pacific. Please note that, in accordance with your October 16, 2007 discussion with John Babel, our Associate General Counsel, we plan to address each of your comments in all applicable future filings. We expect the first filing to which your comments will be applicable will be the Company’s proxy statement on Schedule 14A for our 2008 Annual Meeting of Stockholders (the “2008 Proxy Statement”).

Director Compensation, page 11

1.	Please describe the processes and procedures for determining director compensation. Please address the particular factors that are considered by the committee in setting compensation. Refer to Item 407(e)(3) of Regulation S-K.

Response: In future filings we will include a narrative immediately preceding our Director Compensation table that describes our processes and procedures for determining director compensation as required by Item 407(e)(3). For the 2008 Proxy discussion, we will include disclosure regarding the Compensation Committee’s (the “Committee”) philosophy regarding director compensation and its use of publicly available peer group data to benchmark such compensation.

Mr. Timothy A. Geishecker

Securities and Exchange Commission

November 14, 2007

2.	With respect to the stock awards reported in column (c), it is not clear why you have not disclosed in a footnote the grant date fair value of each award computed in accordance with SFAS 123R and the assumptions made in the valuation by reference to a discussion of those assumptions in Standard Pacific’s financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See the Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k).

Response: Standard Pacific non-employee directors receive annual restricted stock grants that vest within one year of the date of grant. Because these awards vest within one year from the date of grant, there is no FAS 123R compensation expense to reflect in column (c) for director restricted stock awards from fiscal years prior to 2006. Item 401(k)(2)(iii) requires that, for awards of stock, the aggregate grant date fair value, computed in accordance with FAS 123R, be included in column (c). The amount we have reflected in Column(c) is the aggregate grant date fair value, computed in accordance with FAS 123R, of our 2006 director annual restricted stock grant. We do not believe a plain reading of Item 402(k)(iii) requires that this same dollar value also be provided in a footnote to the table.

The Instruction to Item 402(k) requires, among other things, a discussion of the assumptions made in the FAS 123R valuation, which may be made by a reference to the footnotes to our financial statements. The aggregate grant date fair value, computed in accordance with FAS 123R, of a grant of restricted stock that vests within one year is simply the number of shares granted multiplied by the closing price of the Company’s stock on the date of grant. Therefore, there are no assumptions that go into this calculation and hence we did not reference any such discussion. In future filings we will add a footnote describing this simple calculation.

Transactions with Related Persons, page 12

3.	Please provide a full description of the standards you apply when approving or ratifying transactions with related persons. Refer to Item 404(b) of Regulation S-K.

Response: As we explain on page 12 of the Proxy Statement, our Lead Independent Director is provided with the authority under our Code of Business Conduct and Ethics and our Employment of Relatives Policy (collectively, the “Policies”) to authorize transactions between the Company and our directors, executive officers, and their immediate family members. The Policies do not set forth any particular standards that the Lead Independent Director is required to follow. Rather, we rely on the good judgment and common sense of the Lead Independent Director to determine in each instance whether the proposed transaction with a related person is appropriate under the principles underlying our Policies. As also noted, we do not have a policy regarding transactions between the Company and beneficial owners of five percent or more of the Company’s common stock, but note that we have not had any such transaction in at least the last five years.

In future proxy filings, we will add disclosure indicating that we do not have categorical approval standards but rather rely on the good judgment and common sense of the Lead Independent Director to determine in each instance whether the proposed transaction with a related person is appropriate.

Grants of Plan-Based Awards For 2006, page 15

4.	It is not clear why you have reported the stock option award, to which footnote (5) correlates, in column (g). Refer to Item 402(d)(2)(vi) and disclose as appropriate.

Mr. Timothy A. Geishecker

Securities and Exchange Commission

November 14, 2007

Response: Item 402(d)(2)(vi) requires that the number of securities underlying options granted in the fiscal year that are not required to be disclosed in columns (f) through (h) be reported in column (j). Specifically, Item 402(d)(2)(iv) requires that “…the number of shares underlying options to be paid out or vested upon satisfaction of the conditions in question under equity incentive plan awards granted in the fiscal year…” be reported in columns (f) through (h). Therefore, because the stock option award to which footnote (5) correlates vests upon the Company’s share price meeting or exceeding certain specified price hurdles, that is, upon the satisfaction of specified conditions, we reported the stock option awards in column (g).

Compensation Discussion and Analysis, page 18

5.	Please have your Compensation Discussion and Analysis precede the executive compensation tables. Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it. Please see the first paragraph in Section 11.B.1 of Commission Release 33-8732A.

Response: In future filings we will place the Compensation Discussion and Analysis prior to the Executive Compensation Tables.

6.	Please provide an expanded analysis of how you determined and why you paid each of the particular levels and forms of compensation for 2006. For example, you provide little, if any, discussion of how you determined that Messrs. Scarborough and Cortney would receive incentive bonuses that equaled 2.25% and 1.5%, respectively, of your consolidated pre-tax operating income. Similarly, there is little analysis of how you determined the number of stock options granted in February 2006. Please provide sufficient quantitative and qualitative analysis of the factors the Committee considered in making specific compensation awards, e.g., the extent to which compensation compares to that of the benchmarked companies, achievement of business objectives, individual performance, and other internal and external factors. Please explain and place in context how you considered each element of compensation, how you determined particular payout levels, and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(iii), (v) and (vi) of Regulation S-K.

Response: As noted at page 19 of the Proxy Statement, the Committee believes that the overall level of compensation for each Named Executive Officer (“NEO”) should be reasonable in relation to and competitive with the compensation paid to similarly situated executives at other publicly traded homebuilding companies, subject to variation for such factors as the executive’s experience and contribution to the Company. We also note that the Committee has no pre-established policy or target for the allocation of the various compensation elements. Moreover, the Committee does not use a formula or other specific quantitative or qualitative analyses to set the level and mix of each compensation element, although, as noted on page 18 of the Proxy Statement, the Committee believes that annual incentive opportunities should represent a significant portion of total compensation for NEOs. Rather, the Committee analyzes and considers all information it determines relevant under the circumstances, including that provided by any compensation consultants and through its review of peer group information, the competitive environment and other factors it determines applicable in each instance, and

Mr. Timothy A. Geishecker

Securities and Exchange Commission

November 14, 2007

then exercises its judgment in determining what it believes to be the appropriate amount and elements of compensation. In future filings we will provide an expanded discussion of how and why the Committee exercised its discretion to establish the various elements comprising NEO compensation for the applicable fiscal year.

7.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please see Section II.B.1. of Commission Release No. 33-8732A. We note the disparities in Messrs. Cortney’s and Scarborough’s stock awards and non-equity incentive plan compensation as compared to that of other named executive officers. Please provide a more detailed discussion of how and why Messrs. Cortney’s and Scarborough’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, please discuss this on an individualized basis.

Response: In future filings if policies or decisions relating to a particular NEO are materially different from the other NEOS, we will discuss on an individualized basis. We will also add disclosure to explain why the Committee believes the disparity between the compensation paid to the Company’s CEO and the Company’s President, on the one hand, and the Company’s other NEOs, on the other hand, is appropriate. We note that in 2006 Messrs. Scarborough and Cortney were responsible for the operational oversight of our entire Company, while the other NEOs were responsible for the oversight of a specific operational region or function and that the other NEOs reported to Messrs. Scarborough and Cortney. It is the Committee’s general belief that managers should be paid more than their subordinates as a reflection of their greater responsibilities.

8.	Please disclose all of the financial and operational performance-related factors necessary for your named executive officers to earn their incentive compensation, as well as those performance goals that are tied to 2007 incentive compensation. See Item 402(b)(2)(v) and (vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. For example, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Response: Our understanding is that, as discussed in the Executive Compensation and Related Person Disclosure, Release No. 33-8732A, the Compensation Discussion and Analysis required by Item 402(b) is “intended to put into perspective for investors the numbers and narrative that follow”. This release further states “[c]ommenters also requested clarification as to whether Compensation Discussion and Analysis is limited to compensation for the last fiscal year . . . While the Compensation Discussion and Analysis must cover this subject, the Compensation Discussion and Analysis may also require discussion of post-termination compensation arrangements, on-going compensation arrangements, and policies that the

Mr. Timothy A. Geishecker

Securities and Exchange Commission

November 14, 2007

company will apply on a going-forward basis. Compensation Discussion and Analysis should also cover actions regarding executive compensation that were taken after the last fiscal year’s end. Actions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year. . . .”

In the Proxy Statement we disclosed the target for each quantitative financial or operational performance-related factor that was required to be met for our NEOs to earn the applicable 2006 compensation. For example, see the second paragraph on page 21 of the Proxy Statement (disclosing the percentage of pre-tax operating income on which bonuses would be paid to Mr. Scarborough (2.25%) and Mr. Cortney (1.5%)), the third paragraph on page 21 (discussing the percentage of pre-tax operating income on which bonuses would be paid to our Regional Presidents (1.25% of the region’s pre-tax operating income), the second paragraph on page 22 (disclosing the ratio of average adjusted homebuilding debt to total capitalization (55%) required for Mr. Parnes to receive the incentive portion of his bonus), and the first paragraph on page 24 (disclosing the targeted average return on equity (27%) and the minimum threshold average return on equity (18.9%) necessary for all of the NEOs to receive Performance Share Awards).

When setting annual performance based compensation in any particular year, the Committee assesses the objectives of the Company for that year and makes a determination of which financial or operation performance-related targets it will use to most directly link that compensation to the Company’s objectives. Thus, because the Committee undertakes this analysis annually, the financial or operation performance related targets chosen for 2007 are not linked to 2006 compensation and are not material to “a fair understanding of the named executive officer’s compensation for the last fiscal year”. Since the 2007 numerical measures are not material to a fair understanding of our NEOs compensation for 2006 we did not include these numerical measures in the Proxy Statement. However, we agree that disclosure of the numerical measures established for 2007 will be appropriate in the 2008 Proxy Statement and will provide those numerical measures in the context of discussing the compensation that was paid to our NEOs with respect to 2007.

We also note that we believe that disclosing such measures prior to the completion of the 2007 fiscal year would cause the Company competitive harm and that the omission of such disclosure is permitted by Instruction 4 to Item 402(b). However, in light of our reliance on the above analysis, we do not believe we need to add a more fulsome discussion on this point to this response letter.

9.	Refer to the disclosure on pages 18 and 19 relating to the impact that individual performance has on compensation. To the extent you correlate your incentive programs with the achievement of certain annual individual objectives, please discuss the specific items of individual performance used to determine bonus payments and describe how you structure your incentive bonuses around such individual objectives. See Items 402(b)(2)(vi) and (vii) of Regulation S-K. To the extent the Committee’s consideration of individual performance resulted in a payout for the last fiscal year, please provide appropriate qualitative and quantitative disclosure.

Response: Consistent with the Committee’s core compensation principles (described on page 18 of the Proxy Statement), each year the Committee develops NEO annual incentive compensation programs with the purpose of focusing the NEOs on those particular goals that the Company is attempting to achieve for

Mr. Timothy A. Geishecker

Securities and Exchange Commission

November 14, 2007

such year. The annual incentive compensation programs established for any particular year may or may not give weight to individual performance factors. For 2006 and prior periods, the majority of incentive compensation paid to NEOs has been driven by the achievement of Company metrics rather than based on the achievement of annual individual objectives and hence the Committee generally did not consider individual performance objectives in connection with the payment of incentive compensation during the last fiscal year. In 2006, NEOs that oversee operations were paid incentive compensation generally equal to a percentage of the Company or a region’s pre-tax income and the Company’s Chief Financial Officer was paid incentive compensation linked to the Company’s achievement of key financial targets.

However, as described in the second paragraph on page 22 of the Proxy Statement, for 2006 our Chief Financial Officer was paid a discretionary bonus based on the Committee’s subjective evaluation of his qualitative performance in the following key areas: effectiveness of the Company’s internal and financial controls, investor relations program and IT Division and effectiveness of development and management of the Company’s finance staff. The Committee determined that in 2006 our Chief Financial Officer’s performance in these key areas was satisfactory and the Committee awarded him his full bonus.

Also, as described in the first paragraph of page 22 of the Proxy Statement, for 2007, our Regional Presidents and Chief Financial Officer will be eligible for discretionary bonuses based on their achievement of individual objectives. In our 2008 Proxy Statement we will describe the specific elements of individual performance that are used to determine the discretionary portion of 2007 bonus payments and discuss these payments in the broader context of overall compensation paid to these NEOs.

Pension and Defined Contribution Plan, page 25

10.	You use “pension” in the heading to this subsection but it does not appear as though pension compensation comprises a part of your compensation program. Please include pension disclosure in accordance with Item 402(h), or if you have no pension arrangement, please remove “pension” from the subject heading.

Response: We do not have pension arrangements. In future filings we will delete the word “pension” from the subject heading.

Employment Agreements., Change in Control Agreements, pages 26-27

11.	Please disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Provide sufficient background relating to how you arrived at and determined the established benefit levels. Refer to Item 402(b)(1)(v) of Regulation S-K.

Mr. Timothy A. Geishecker

Securities and Exchange Commission

November 14, 2007

Response: In the first paragraph under the heading “Change in Control Agreements” on page 26 of our Proxy Statement we describe the modifications that the Committee made to the Company’s change-in-control program in 2006 to reduce the total cost of the program. In the last sentence of that paragraph we note that the Committee believes the revised program is consistent with market norms and reasonable in comparison to the overall value of the Company in the event of a change in control transaction.

In future filings, we will expand this disclosure to describe the process that the Compensation Committee undertook to be able to draw these conclusions. Specifically, we anticipate that the 2008 Proxy Statement will provide an explanation that in 2006 the Committee engaged Towers Perrin, a compensation consultant, to provide the Committee with advice regarding market norms for change in control payment levels and that as a result of this advice the Committee adjusted payment levels downward to comport with these market norms.

* * * * *

Standard Pacific acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments and your consideration of our responses. If you have any questions, please contact me at (949) 789-1618.

Very truly yours,

/s/ Clay A. Halvorsen
Clay A. Halvorsen
Executive Vice President,
Secretary and General Counsel